EXHIBIT 99.1

Immediate Report – Ministry of Communications Policy Regarding Fixed-Line Communications

To:           The Tel Aviv Stock Exchange
The Israeli Securities Authority

On May 2, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced that the Ministry of Communications published a policy document dealing with expanding competition in the fixed-line communications market.  The Minister of Communications generally adopted the recommendations of the committee, headed by Mr. Amir Hayek, which was appointed to review and revise the structure of Bezeq's tariffs and to set wholesale fixed-line communications service tariffs. The recommendations were adopted in the manner set forth in the policy document, a translation of which is attached to this immediate report.

The Company is studying the policy document and is unable at this time to evaluate the implications of the policy on its business results.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

10 Iyyar 5772
May 2, 2012

Attention:
Mr. Eden Bar Tal
Director General
Ministry of Communications

Re: Policy Document on Increasing Competition in the Fixed-Line Communications Sector – Wholesale Market

1.
The Minister of Communications (the “Minister”) adopts the primary recommendations of the Committee to Set and Update "Bezeq" Tariffs, and to Set Tariffs for Wholesale Services in Fixed-Line Communications, headed by CPA Amir Hayek, all in the manner set forth below.

2.
In order to encourage competition among providers of fixed-line communication services, owners of the national fixed-line infrastructure that provide retail communication services ("Infrastructure Owners") shall be required to sell wholesale services to holders of communication licenses ("Service Providers") on non-discriminating terms.  The Service Providers shall provide services over the infrastructure of the Infrastructure Owners, including Bitstream Access, leasing access sections (dismantling into sections), leasing dark-fibers and transmission services (together, "Wholesale Services").

3.
A Service Provider may send Infrastructure Owners a request to use sections of their network, including providing Wholesale Services.  Service Providers and Infrastructure Owners shall negotiate an agreement for the use or provision of such services.  Immediately upon the execution of such an agreement, an Infrastructure Owner shall publish a "shelf offer." The shelf offer shall include the services included in the agreement, the prices and the terms provided in the agreement and other wholesale services in accordance with a list that will be published by the Ministry of Communications (the "Ministry") from time to time, including the suggested price for each service.  The Infrastructure Owner shall not be entitled to provide volume discounts to the Service Provider.

Such shelf offer shall be extended to any requesting party, on equal and non-discriminating terms.  In addition, it shall be available for inspection by any party and shall be presented on the Infrastructure Owner's website and on the Ministry's website.

With respect to this Section, "Agreement" means the agreement between an Infrastructure Owner and a material Service Provider in the market that is not affiliated with the Infrastructure Owner.

4.
In the event that the Minister believes that a term or a price for providing Wholesale Services is not reasonable or it may damage the competition, the public interests or the interests of the Service Provider, the Minister shall set such term or price.  In the absence of a demand or consent to one or more terms or prices, these shall be determined by the Minister, provided that an agreement has been executed or at least 6 months have passed from the date of issuance of this document, whichever comes first, all in accordance with the Minister's authority under the Communications Law.

5.
To the extent that the tariff for retail telecommunication services set by the Infrastructure Owner or a company affiliated with such Infrastructure Owner may harm competition, the Minister shall take action to amend the relevant wholesale tariff for the provision of retail services accordingly.

6.
The actions, services and arrangements related to the wholesale service (rental fees, maintenance services and so forth) and the method of ordering, purchase, supply and tariffs thereof shall also be determined through negotiations between the Infrastructure Owners and Service Providers, provided that the Infrastructure Owners are entitled to demand a reasonable and non-discriminating price.

In the absence of an agreement among the relevant license holders, the Minister shall decide on the basis of the authority vested in him under the Communications Law.

7.
The Ministry shall employ a monitoring and supervision model, which shall aid in determining whether the tariffs contained in the shelf offers comply with the requirements described above and evaluate the actual provision of the retail services in a reasonable and non-discriminating fashion, and to monitor and evaluate the level of development of the wholesale market.

8.
The Infrastructure Owners shall provide other license holders in the communications industry who are relevant to the purchase of wholesale services with the existing infrastructure network on an ongoing manner, in accordance with the Ministry's requirements and the conditions prescribed by the Ministry.

9.
Upon publication of the shelf offer by the Infrastructure Owner, companies affiliated with such Infrastructure Owner may purchase wholesale services for the purpose of providing services in accordance with their licenses, provided that such wholesale services are provided without discrimination to any party who so requests.

10.
Upon publication of the shelf offer by Bezeq the Israel Telecommunication Corporation Ltd. ("Bezeq"), Bezeq shall be allowed to provide its subsidiaries with telephony services, which shall be provided in a wholesale format and not over the broadband network.  In the event that Bezeq decides to provide such services to its subsidiaries, it shall provide the services simultaneously to any license holder who so requests without discrimination, all subject to the relevant provisions with respect to Bezeq's subsidiaries.

11.
Within nine months from the publication of the shelf offer, as described above, the Ministry of Communications shall order the cancellation of the structural separation between an Infrastructure Owner who makes such an offer and providers of international calling services and internet service providers (ISP) affiliated with such Infrastructure Owner, such that Bezeq, for example, will be permitted to offer its customers inseparable packages of all its services (domestic and international calls, broadband services and internet access services (ISP)). This is unless the Minister determines that in the then current state of the wholesale market, the cancellation of the structural separation may significantly harm competition or public interests.

Such structural separation, to the extent cancelled, shall be exchanged for separation for accounting purposes, in the format determined by the Minister.

12.
The Ministry shall determine criteria or conditions pursuant to which the Minister may determine that the level of development of the wholesale market and the development of the competition that is based on common service baskets, which combine fixed-line services and mobile services in the private sector, makes it possible to establish leniencies with respect to the structural separation between the Infrastructure Provider and a Radiotelephone Operator affiliated therewith, or to rescind it and exchange the requirement for one related to separation for accounting purposes.

13.
In the event that the Minister determines that the level of development of the wholesale market and the development of competition based on common service baskets which combine fixed-line services and mobile services in the private sector so permit, the Minister shall weigh the possibility of canceling the structural separation between the Infrastructure Provider and a radiotelephone operator affiliated therewith.

14.
The Minister shall examine the issue of the separability of the broadcast services included in the common service baskets, which also include telecommunication services (fixed-line or mobile) or broadband access services.

The structural separation between Infrastructure Providers and the area of multi-channel television shall be cancelled allowing a reasonable opportunity to provide a basic package for television broadcasting over the Internet by providers who lack a national fixed-line infrastructure.

15.
In the event that the wholesale market does not develop properly in accordance with criteria prescribed for such purpose, within 24 months from the date of publication of this policy paper, the Minister shall implement a structural separation between the infrastructure of the holder of a general domestic operator license and the services it provides to end-users.

16.
Within six months from the publication of the shelf offer, as described above, the Minister shall take action to modify the method of supervising Bezeq's tariffs such that supervision is performed by determining a maximum tariff.

17.	The Ministry shall, within 9 months, formulate regulations designed to increase the investment in Israel's fixed-line communication infrastructure and to upgrade them.

Sincerely,

MK Moshe Kachlon
Minister of Communications

cc: Mr. Amir Hayek, Chairman of the Committee

The above information does not constitute an official translation of the Policy Document issued by the Ministry of Communications and its accuracy is not guaranteed nor implied.